

Division of
Investment Management

June 24, 2010

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603-4080

Re: Destra Investment Trust (the "Trust")
        File Nos. 811-22417 and 333-167073

Dear Mr. Warren:

We have reviewed the registration statement filed May 25, 2010, for the Destra Investment Trust on Form N-1A with the Commission. The Trust consists of the Destra Global Liquidity All-Cap Fund (the "Global Fund"), the Destra International Liquidity All-Cap Fund (the "International Fund"), and the Destra U.S. Liquidity All-Cap Fund (the "U.S. Fund") (each a "Fund" or collectively the "Funds"). For convenience, we generally organized our comments using headings and defined terms from the registration statement.

Prospectus

General

Fund Names - All Funds

All the Funds have the term "liquidity" in their names. Rule 2a-7(b)(3) under the Investment Company Act of 1940 (the "1940 Act") provides that funds using the word "liquid" in their names are holding themselves out as money market funds. Since the Funds are not money market funds, we believe the use of the term in the Funds' names is misleading. Also, the Funds' principal investment strategy section states that the Funds will invest in less liquid stocks. In addition, the principal risk section states that "certain securities held by the fund may have limited marketability and may be difficult to sell at favorable times or prices". The discussion in the principal strategy and risk sections indicates that the Funds will invest in less liquid securities. For the reasons described above, we believe that the term "liquidity" in the Funds' names must be deleted.

In addition, each Fund includes the term "All-Cap" in their names. Please revise each Funds' principal investment strategy to discuss its All-Cap strategy (e.g., the Fund can invest in all market capitalizations).

Fund Name - Global Fund/International Fund

The Commission has stated that it would expect a fund with "global" or "international" in its name to diversify its assets in "investments that are tied economically to a number of different countries throughout the world." See Investment Company Act Release No. 24828, note 42 (Jan. 17, 2001). Please disclose the Funds' policies that will ensure the Funds' investments will be diversified throughout the world. Also, disclose the criteria used to determine if an issuer is tied economically to a country. Finally, since the names of the Funds are very similar please disclose clearly in each Fund's principal investment strategies section how the Funds differ.

Fund Names - U.S. Liquidity All-Cap Fund

Since the Fund uses the term "U.S." in its name, please adopt a policy that the Fund will invest at least 80% of its assets in United States issuers. See Rule 35d-1(a)(2) of the 1940 Act.

Principal Investment Strategies - All Funds

The fee tables for all the Funds contain a line item for Short Sale Dividend Expenses. The principal investment strategies of each Fund do not discuss short sales as a principal investment strategy or include the practice as a principal risk. Please either revise the strategy and risk sections to include engaging in short sales or delete the line item from the fee tables. Also, the principal risks disclosure for each Fund discusses the risks of lending securities. Either discuss lending securities in each Fund's principal investment strategies section or explain to us why securities lending does not constitute a principal investment strategy.

Liquidity Risk - All Funds

The disclosure in this section states that there may be difficulty in selling certain securities at favorable times or prices. These difficulties may result in a "greater chance that a fund may be forced to curtail or suspend redemptions". Section 22(e) of the 1940 Act permits the suspension of redemptions under very limited circumstances. The section does not permit the suspension of redemptions for the reasons described in this section. Please revise the disclosure so that it complies with Section 22(e).

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Purchase and Sale of Fund Shares - All Funds

Please delete the third and fourth sentences of the first paragraph of this section as this disclosure is neither required nor permitted by Form N-1A. See Instruction 3(e) to Item 3 of Form N-1A. Also, this section states that Class A shares may be more advantageous for investors purchasing more than $500,000 of fund shares. Since the Funds' fee tables are incomplete, we may have additional comments on this disclosure after the fee table is complete.

Tax Information - All Funds

This section states that fund distributions will be taxed unless the Funds are held through a tax-deferred arrangement, such as a 401(k) plan. Please disclose that fund distributions from Funds held in tax-deferred arrangements will be taxed at a later date.

Additional Information about the Funds, Page 16
Additional Information about the Risks, Page 17

Please revise these sections to provide Fund specific (rather than the current presentation that discusses all the Funds together) disclosure of the principal investment strategies and principal risks of each Fund. See Item 9(b) and (c) of Form N-1A. Also, clearly differentiate between principal and non-principal strategies and risks. For example, it is not clear if investing in derivatives is a principal strategy and risk of each of the Funds. If a policy is a principal strategy and risk of a Fund, please revise the Summary section accordingly. If it is not a principal strategy and risk, please clarify this section accordingly.

Statement of Additional Information

Investment Restrictions, Page 3

Please revise Investment Restriction 8 to clarify that only tax-exempt securities issued by municipalities and their agencies and authorities are not considered to be part of an industry. See Investment Company Act Release No. 9785 (May 31, 1977).

General Comments

1.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

2.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

3.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

4.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

5.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

6.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

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We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * *

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act of 1933. Please provide a response to all comments. Where no changes will be made in response to a comment, please say so in a supplemental letter and state the basis for your position.

The staff may have further comments upon review of your response to these comments and the completion of omitted items.

If you have any questions regarding these comments, please call me at (202) 551-6946.

Sincerely,

Briccio B. Barrientos
Senior Accountant
Branch 17